SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Gregory D. Grant+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehli [redacted]
William C. Davis
Patrick M. Marty
Sandy David Bar
Christine M. Sor
Michael L. Kabil
Jeffrey W. Rubin
Simon M. Nadle
Scott D. Musele
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman

Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz

04010940

Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
liam Robert King
y A. Gordon•
id E. Weisman
rence Eisenberg
orah L. Moran
n M. Doherty+
i L. Magyar

yland and D.C.
pt as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

March 23, 2004

SUPPL

04 MAR 30 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 23, 2004	Trading Statement/Trading Update
March 5, 2004	Notice of Trading Update

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

dlw 3/30

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-31.doc
T:033004

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com • TDD: (301) 230-6570

REG-Electrocomponents Trading Statement

RNS Number:7964W
Electrocomponents PLC
23 March 2004

04 MAR 30 AM 7:21

Embargoed until 7.00am 23 March 2004

SUPPL

Electrocomponents plc

Trading Update

Ahead of forthcoming meetings with investors and analysts we are updating the market on recent trading.

The Board expects that our profit before tax and goodwill amortisation for the year ended 31 March 2004 will be around £106m.

Since we announced our first half results in November, the economic backdrop in our major markets has improved, but not evenly. On a like-for-like basis (ongoing businesses, adjusted for exchange rates and trading days) our monthly sales are running ahead of last year.

Allied, in the United States, has had accelerating sales growth, which is now well into double digits, with stable gross margins. Our Japanese business has continued to grow strongly and profitably. In China we have successfully launched a higher service (next day delivery) offer in Shanghai and this has generated high growth in that area, though regulatory constraints on imports continue to restrict our overall growth in China. Monthly sales in Europe have recently returned to year-on-year growth and several businesses are growing well. France, however, suffered a small decline in sales due to teething problems following the systems implementation in June, which are being resolved. In the United Kingdom, our monthly sales performance has fluctuated in recent months, reflecting the patchy recovery in UK manufacturing. The overall year-on-year decline in the UK has improved from the first half and currently sales per day are running level with last year. We have continued to focus on building our UK business in the service and public sectors of the economy.

During the second half, the group's e-commerce sales continued to grow by about 40% on last year and are now approaching 17% of our total sales.

Gross margin has increased again in the second half, though the rate of increase is slowing. We have managed costs tightly, whilst sustaining our selling, marketing and systems investments. Operating margins have consequently been robust and cash flow has been even stronger.

The full results for the current year will be announced on 26 May 2004.

Contact:

Ian Mason	Group Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000

END

Trading Update

23/03/2004

Ahead of forthcoming meetings with investors and analysts we are updating the market on recent trading.

The Board expects that our profit before tax and goodwill amortisation for the year ended 31 March 2004 will be around £106m.

Since we announced our first half results in November, the economic backdrop in our major markets has improved, but not evenly. On a like-for-like basis (ongoing businesses, adjusted for exchange rates and trading days) our monthly sales are running ahead of last year.

Allied, in the United States, has had accelerating sales growth, which is now well into double digits, with stable gross margins. Our Japanese business has continued to grow strongly and profitably. In China we have successfully launched a higher service (next day delivery) offer in Shanghai and this has generated high growth in that area, though regulatory constraints on imports continue to restrict our overall growth in China. Monthly sales in Europe have recently returned to year-on-year growth and several businesses are growing well. France, however, suffered a small decline in sales due to teething problems following the systems implementation in June, which are being resolved. In the United Kingdom, our monthly sales performance has fluctuated in recent months, reflecting the patchy recovery in UK manufacturing. The overall year-on-year decline in the UK has improved from the first half and currently sales per day are running level with last year. We have continued to focus on building our UK business in the service and public sectors of the economy.

During the second half, the group's e-commerce sales continued to grow by about 40% on last year and are now approaching 17% of our total sales.

Gross margin has increased again in the second half, though the rate of increase is slowing. We have managed costs tightly, whilst sustaining our selling, marketing and systems investments. Operating margins have consequently been robust and cash flow has been even stronger.

The full results for the current year will be announced on 26 May 2004.

Contact:

Ian Mason	Group Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000

REG-Electrocomponents Notice of Trading Update

RNS Number:1843W
Electrocomponents PLC
05 March 2004

ELECTROCOMPONENTS PLC TRADING UPDATE

In line with our regular practice, we will be releasing a routine trading update on 23 March 2004.

Group Company Secretary

5 March 2004

END

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